Exhibit 1.01

For More Information:

Investor Relations Monish Bahl CDC Corporation 678-259 8510 MonishBahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 770-351-9600 ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Software Expects Record Q3 2007 Revenue

Company also Streamlines Operations for

Improved Customer Focus, Efficiency and Cost Savings

HONG KONG, ATLANTA – November. 14, 2007 – CDC Software, a wholly owned subsidiary of CDC Corporation and a provider of industry-specific enterprise software applications and business services, today announced preliminary revenue results and other financial information for the third quarter of 2007.

Based on preliminary financial data, CDC Software expects total revenues for the third quarter of 2007, ended September 30, 2007, to be between US$87 million and US$88 million, which would be a record for Q3 revenues and an increase of over 40 percent from US$61.4 million in the third quarter of 2006. Software license revenues are expected to be between US$14.0 million and US$14.5 million which would be a record for Q3 software license revenues and an increase of approximately 18% to 22 percent from US$11.9 million in the third quarter of 2006.

During the third quarter, the company also completed a restructuring which included the elimination of redundant positions related to recent acquisitions, as well as a reduction in facilities expenses through the consolidation of neighboring offices. Together with headcount reductions taken at the end of the second quarter related to the Saratoga acquisition, the company has eliminated an aggregate of approximately 90 positions for which the company expects to realize substantial cost savings in future periods.

“Our third quarter earnings announcement for CDC Corporation has been delayed due to the extensive auditor review of our Q3 results required for our planned carveout of CDC Software. As we complete that process, we are very happy to report our preliminary results from the third quarter, which in the past has been CDC Software’s seasonally weakest period.” said Eric Musser, President and CEO of CDC Software. “This is our best-ever Q3 as our growth continues at a very healthy rate, reflected in our business with new-logo customers as well as our sales of new software and services to our current customers. Through our restructuring, we are also making adjustments to generate cost savings that are expected to further enhance our current profit margins.”

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (Nasdaq: CHINA), please visit www.cdccorporation.net .

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability.  CDC Software’s product suite includes: CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Pivotal CRM and Saratoga CRM (customer relationship management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation and is ranked number 12 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected revenues, expected cost savings from restructurings and headcount reductions, expected effects on profit margins, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the entry of new competitors and their technological advances; (f) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (g) the possibility of development or deployment difficulties or delays; (h) the dependence on customer satisfaction with the company’s software products and services; (i) continued commitment to the deployment of the enterprise software solutions; (j) risks involved in developing software solutions and integrating them with third-party software and services; (k) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (l) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (m) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.